Exhibit 99.1

CLICK HOLDINGS LIMITED CEO JEFFREY CHAN ISSUES LETTER TO SHAREHOLDERS HIGHLIGHTING 61.9% REVENUE GROWTH, SWING TO OPERATING PROFIT AND RECORD NET INCOME OF HK$14.6 MILLION

Hong Kong, October 23, 2026 (GLOBE NEWSWIRE) — Click Holdings Limited (“Click Holdings” or “Click” or “we” or “us”, NASDAQ: CLIK) and its subsidiaries (collectively, the “Company”), a leader in human resources (“HR”) and senior care solutions in Hong Kong, today announced the letter to the Shareholders from its CEO, Mr. Jeffrey Chan.

Revenue surged 62% to HK$135.2 million. Net income swung to HK$14.6 million profit. Every segment hit a record high.

Dear Shareholders,

The year ended June 30, 2026 was a defining year for Click Holdings. Revenue surged 62% to HK$135.2 million, more than three times the level of two years earlier. Professional more than doubled. Nursing grew 63%. Logistics grew 35%. Gross profit rose 69% to a new high. Net income attributable to equity holders swung to a profit of HK$14.6 million, from a loss of HK$7.9 million. The full results were published yesterday with our Form 20-F for the year ended June 30, 2026.

A year of records

Our Group revenue reached HK$135.2 million, up 61.9% from HK$83.5 million in the year ended June 30, 2025, and more than three times the HK$44.1 million reported for the year ended December 31, 2023. Every segment set a new revenue high:

Nursing solution services: HK$56.8 million, up 62.6%, and now 42% of Group revenue.

Logistics and other solution services: HK$42.4 million, up 35.5%.

Professional solution services: HK$36.0 million, up 108.2%, more than doubling on the back of a new acquisition.

That growth was delivered in hours as well as dollars. Logistics service hours rose from 206,519 to 354,806 and then to 476,644. Nursing service hours rose from 110,871 to 322,211 and then to 465,440. Together, these two segments delivered about 942,000 service hours in the year ended June 30, 2026, against about 677,000 in the prior year and about 317,000 in the year ended December 31, 2023. The increase in nursing hours includes Care U, which was consolidated after January 2025.

Profitability followed. Net income attributable to equity holders was HK$14.60 million, a new high, against a loss of HK$7.93 million in the year ended June 30, 2025 and HK$6.26 million in the year ended December 31, 2023. Basic and diluted earnings per share were HK$1.88 (US$0.24), against a loss of HK$12.55 (US$1.61) in the prior year. Gross profit reached a new high of HK$21.6 million, and the Group gross margin improved to 16.0% from 15.3%.

Nursing: building the premium private-case platform

Nursing remains the heart of our strategy. We continued to build our private-case business with premium services, and during the year and up to the date of this report we rolled out new offerings, including premium escort services and rehabilitation services. Under the Community Care Service Voucher scheme, we are one of the most comprehensive service providers in the market.

The path from here is deliberate. We will keep shifting the mix toward higher-margin private cases, pursue selective mergers and acquisitions, and extend the platform into Mainland China. The combination of CCSV scale and a growing private-case franchise is how we intend to compound both volume and margin.

Logistics: growth that funds the Group

Logistics maintained a high growth rate, and that momentum is extending into 2026/27. We continued to win business from established names in Hong Kong, and the segment remains a reliable generator of income that fuels investment in nursing. Scale in logistics is not a distraction from our senior-care strategy. It is part of how we fund it.

Professional services: acquisition-led growth

Professional solution services more than doubled, with a new acquisition contributing a substantial part of that growth. We will continue to look for mergers and acquisitions in high-margin professional services, where the return on capital and the fit with our existing client base are both clear.

Disciplined execution

That growth was delivered with discipline. Despite completing acquisitions and expanding the business substantially in the year ended June 30, 2026, we did so without increasing our debt level, in a period of persistently high interest rates. That reflects a deliberate approach to capital allocation: grow where the return is clear, fund it without stretching the balance sheet, and keep the cost base under control as the Group scales. It is evidence that we can allocate capital prudently, adapt to the rate environment, and execute the growth strategy in a sustainable way.

We will keep that discipline as we grow. The priority is to improve operational efficiency and maintain financial discipline while we expand the service range, pursue selective acquisitions, and enter new geographies. Growth that is funded and executed this way is the growth that lasts, and it is the standard we intend to hold.

Outlook

The outlook is bright, and the work to get there is already under way. We are putting sustained effort into expanding our silver economy platform under Care U. That includes building out a rehabilitation centre, broadening our premium private-case offerings, and extending our geographical footprint into Mainland China and other markets where demand for quality senior care is rising. During the year and up to the date of this statement we have already rolled out premium escort services and rehabilitation services, and we will continue to widen the range of services we offer so that families can find a fuller set of care under one roof.

Growth will come from both organic expansion and mergers and acquisitions. We will keep shifting the nursing mix toward higher-margin private cases while remaining one of the most comprehensive providers under the CCSV scheme. We will continue to look for selective acquisitions that add capability, capacity, or a new geography, and we will do the same in high-margin professional services, where the return on capital and the fit with our existing client base are clear. Logistics remains a reliable generator of income that funds this investment, and its growth rate is extending into 2026/27.

All three segments are expanding. Nursing is our growth engine, logistics continues to scale, and professional services returns to strong growth through a focused acquisition. The combination of a wider service range, a larger private-case franchise, selective mergers and acquisitions, and geographical expansion is how we intend to compound both volume and margin from here.

Share capital and valuation

We believe that our shares are trading at a level that does not reflect the operating progress and the earnings power demonstrated in the year ended June 30, 2026. Consistent with that view, and as of the date of this statement, our Company does not currently intend to issue ordinary shares under its effective Form F-3 registration statement while the shares trade at these levels. Any future issuance decision will be made by our Company’s board (“Board”) in light of our capital needs, market conditions, and the interests of existing shareholders.

Separately, the reverse share consolidation mandate approved by our shareholders is a precautionary authorization. It gives the Board the flexibility to act if market or listing conditions make it appropriate. As of the date of this statement, we have no timetable for exercising that mandate, and no decision to do so has been made.

These statements reflect our management’s current intentions and beliefs as of the date of this statement. They are not commitments, and our Board retains full discretion to act in the interests of our Company and our shareholders if circumstances change. Any such decision would be announced in accordance with applicable disclosure requirements.

Acknowledgements

None of this happens without our people. I thank our workers, nurses, and professional and logistics teams for the hours they delivered and the standard they held. I also thank our shareholders for their continued support as we build Click Holdings into a scaled platform for senior care and workforce solutions.

Jeffrey Chan

Founder and Chief Executive Officer

About Click Holdings Limited (NASDAQ: CLIK)

Click Holdings Limited (NASDAQ: CLIK) is a Hong Kong-based leader in AI-powered human resources and senior care solutions. Through its proprietary platform, CLIK connects clients with a talent pool of over 25,000 professionals, serving nursing, logistics, and professional services sectors.

For more information, please visit https://clickholdings.com.hk.

Safe Harbor Statement

This press release contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the SEC, which are available for review at www.sec.gov.

For enquiry, please contact:

Click Holdings Limited

Unit 1709-11, 17/F

Tower 2, The Gateway

Harbour City, Kowloon

Hong Kong

Email: ir@clicksc.com.hk

Phone: +852 2691 8200